Contact

www.linkedin.com/in/jane-burnes-leverenz-05845223 (LinkedIn)

Top Skills

Methods Engineering
Integrated Marketing
Leadership

Jane Burnes Leverenz

CEO & Founder REGEN Industrial Hemp USA
Hinckley, Minnesota, United States

Experience

REGEN Industrial Hemp USA

Chief Executive Officer
February 2019 - Present (5 years)

Reinventing the Technology to advance Industrial Hemp for Textile, biodegradable plastics, Replacement Steel, Fiberglass, and rebar. Building materials & hemp graphene Batteries.

indepeendent

Management Consultant
January 1982 - Present (42 years 1 month)